FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File No. 001-04226

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

Coral Towers, Paradise Island, The Bahamas
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110, (ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

PROPOSED MERGER AND RELATED TRANSACTIONS

On March 20, 2006, Kerzner International Limited (the “Company”) and an investor group which is being led by the Company’s Chairman, Sol Kerzner and its Chief Executive Officer, Butch Kerzner, issued a press release announcing that they had entered into a definitive agreement under which the Company will be acquired by the investor group. The investor group also includes Istithmar PJSC (“Istithmar”), which is a significant shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital, LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company’s Directors. The press release is attached as exhibit 99.1.

(A) MERGER AGREEMENT

Under the agreement and plan of merger (the “Merger Agreement”) with K-Two Holdco Limited, a Bahamian international business company (“Parent”), and K-Two SubCo Limited, a Bahamian international business company and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation. At the effective time of the Merger, each outstanding ordinary share of the Company (other than shares held in treasury or owned by Parent, Merger Sub or any wholly-owned subsidiary of the Company that will be canceled and by holders who vote against the Merger and properly elect to exercise dissenters’ rights under Bahamian law), including restricted shares, will be converted into the right to receive U.S. $76.00 in cash.

In accordance with the Merger Agreement, the Company and the advisors to a special committee of the Company’s board of directors, working under the supervision of the special committee will actively solicit superior proposals during the next 45 days. In the event the Merger Agreement is terminated, in order for the Company to enter into a superior transaction arising during the 45 day solicitation period, the investor group will receive a break-up fee of 1% of the equity value of the transaction (approximately $30 million). The Kerzners (as described below) and Istithmar have agreed to cooperate in this solicitation process. There can be no assurance that the solicitation of superior proposals will result in an alternative transaction.

The transaction is expected to close in mid-2006 and is subject to certain terms and conditions customary for transactions of this type, including the receipt of financing and regulatory approvals. The transaction also requires approval of the Merger Agreement by the Company’s shareholders. The Kerzners (as described below) and Istithmar, which together own approximately 24% of the Company’s ordinary shares, have agreed to vote in favor of the transaction. Upon completion of the transaction, the Company will become a privately held company and its common stock will no longer be traded on The New York Stock Exchange.

The Merger Agreement contains certain termination rights for the Company and Parent and Merger Sub and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay a break-up fee.

(B) COOPERATION AGREEMENT

Concurrently with the Merger Agreement, on March 20, 2006, the Company entered into an agreement (the “Cooperation Agreement”) with Mr. Solomon Kerzner and Mr. Howard Kerzner, pursuant to which Messrs. Kerzner have agreed, among other things, to cooperate in the Company’s solicitation of superior proposals during the next 45 days and, in the event of a superior transaction, to provide certain transitional services to the acquiring party for a period of up to six months.

(C) VOTING AGREEMENT

Concurrently with the Merger Agreement, on March 20, 2006, the Company entered into an agreement (the “Voting Agreement”) with Mr. Solomon Kerzner, Mr. Howard Kerzner and World Leisure Group Limited (collectively, the “Holders”), pursuant to which the Holders have agreed, among other things, to vote in favor of the Merger Agreement and, in the event of certain all-cash acquisitions, to vote in favor of the superior transaction.

The foregoing descriptions of the Merger Agreement, the Cooperation Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the Cooperation Agreement and the Voting Agreement, copies of which are attached hereto as exhibits 2.1, 10.1 and 10.2.

*  *  *

ADDITIONAL INFORMATION

In connection with the proposed transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. Shareholders are urged to read these materials and other material filed with or furnished to the SEC carefully when they become available, as they will contain important information about the Company, the proposed transaction and related matters. In addition to receiving the proxy statement and Schedule 13E3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed transaction and related matters, without charge, from the SEC's website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Kerzner International Limited
Coral Towers
Paradise Island, The Bahamas,
+1.242.363.6018

This information will also be available at the Company’s website at www.kerzner.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006	KERZNER INTERNATIONAL LIMITED
	By:	/s/ Richard M. Levine
Name: Richard M. Levine Title: Executive Vice President & General Counsel

EXHIBIT LIST

Exhibit	Description
1.1	Agreement and Plan of Merger, dated as of March 20, 2006, among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited.
10.1	Cooperation Agreement, dated as of March 20, 2006, among Kerzner International Limited, Mr. Solomon Kerzner and Mr. Howard Kerzner.
10.2	Voting Agreement, dated as of March 20, 2006, among Kerzner International Limited, Mr. Solomon Kerzner, Mr. Howard Kerzner and World Leisure Group Limited.
99.1	Press Release on March 20, 2006 — Kerzner International Enters into Agreement for Sale to Investor Group.